Agora Social Club Inc.

Financial Statements December 31, 2025

Table of Contents

WA Walker Advisory
LET'S GROW TOGETHER

Independent Accountant's Review Report

Members
Agora Social Club Inc.
,

We have reviewed the accompanying financial statements of Agora SC Inc. (the Company), which comprise the balance sheets as of December 31, 2025, and the related statements of revenue and expenses, statements of changes in equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in

accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Dylan Walker, CPA

Walker Advisory, LLC

,

March 12, 2026

Agora SC Inc.

Balance Sheet

As of December 31, 2025

		2025
Balance Sheet or Statement of Financial Position		
Assets		
Current assets		
Cash and cash equivalents	$	70
Total assets	$	70
Liabilities and equity		
Total liabilities		0
Equity		70
Total liabilities and equity	$	70

The accompanying notes are an integral part of these financial statements.

Agora SC Inc.

Statements of Revenue and Expenses For the year ended December 31, 2025

		2025
Revenues	$	0
Operating expenses		0
Net income (loss)	$	0

The accompanying notes are an integral part of these financial statements.

Agora SC Inc.

Statement of Changes in Equity For the year ended December 31, 2025

	Common Stock	Accumulated Deficit	Additional Paid in Capital	Total Stockholders' Equity
Balance at December 31, 2025	$ 0	$ 0	$ 0	$ 0
Issuance of common Stock (700,000 shares at $0.0001 par)	70	0	0	70
Balance at December 31,2025	$ 70	$ 0	$ 0	$ 70

The accompanying notes are an integral part of these financial statements.

Agora SC Inc.

Statement of Cash Flows

For the year ended December 31, 2025

		2025
Cash flows from operating activities		
Net income (loss)	$	0
Cash flows from financing activities		
Common Stock		70
Net increase (decrease) in cash, and cash equivalents		70
Cash, and cash equivalents at beginning of year		0
Cash, and cash equivalents at end of year	$	70

The accompanying notes are an integral part of these financial statements.

1. **Summary of Significant Accounting Policies**

   a. **Nature of Operations**

Agora SC Inc. (the "Company") operates a private, membership-based social club offering fitness, recovery, workspace, and community-focused services. The Company was incorporated on March 2, 2025. Revenue is generated primarily through monthly memberships and day-use passes that provide access to the Company's training facilities, recovery amenities, co-working and creative spaces, and hosted member events. The Company operates from a single location, and substantially all activities and customers are within the local market. The Company is in the early stages of development and is focused on expanding its membership base and service offerings.

   b. **Basis of Accounting**

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

   c. **Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

   d. **Cash and Cash Equivalents**

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. At December 31, 2025 and 2024, cash equivalents consisted primarily of checking accounts.

The Company maintains cash balances at U.S. banks, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 for each institution. The Company has not experienced any losses and does not believe it is exposed to any significant credit risk on cash and cash equivalents. At December 31, 2025, the Company's cash accounts does not exceed federally insured limits.

1. Summary of Significant Accounting Policies (Continued)

e. Long-lived Asset Impairment

The Company reviews its long-lived assets, including property, plant, and equipment, and right of use assets held under operating leases, which are held and used in its operations, for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If such an event or change in circumstances is present, the Company will estimate the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the related asset, the Company will record the asset at fair value and recognize an impairment loss in operating income.

f. Revenue Recognition

The Company recognizes revenue when goods or services promised are transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services by following a five-step process: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price, and (5) recognize revenue when or as the Company satisfies a performance obligation, as further described below. Revenue subject to variability is constrained to an amount which will not result in a significant reversal in future periods when the contingency that creates variability is resolved.

Revenue Recognition Process

<u>Identify the Contract with a Customer</u>

The Company identifies a contract with a customer when a membership agreement or day-use purchase creates enforceable rights and obligations. Memberships are generally month-to-month arrangements that renew automatically unless canceled, and day-use passes are paid at the time of purchase. Collection is considered probable because customers pay upfront or at the point of sale. Contracts are not combined, as each membership or day-use transaction is negotiated independently and has its own commercial substance. The Company does not enter into long-term or multi-element bundled arrangements, and contract terms are straightforward with no significant financing component or variable pricing.

1. Summary of Significant Accounting Policies (Continued)

g. Revenue Recognition (Continued)

Identify the Performance Obligations in the Contract

The Company's contracts consist of monthly membership agreements and day-use passes that provide customers access to the Company's facilities and services. For monthly memberships, the performance obligation is the stand-ready promise to provide access to the fitness, recovery, workspace, and community areas throughout the monthly membership period. This is accounted for as a single performance obligation satisfied over time.

Day-use passes provide a one-time right to access the Company's facilities for a defined period, which represents a single performance obligation satisfied at the point in time the services are rendered.

The Company does not bundle goods or services into multiple performance obligations, and no material ancillary services are separately identifiable from the overall access provided to members.

Determine the Transaction Price

The transaction price for the Company's contracts consists entirely of fixed consideration, as membership dues and day-use fees are stated prices paid by customers at the time of purchase or at the beginning of each monthly membership period. The Company does not offer rights of return, rebates, price concessions, or other forms of variable consideration; therefore, no estimates of variable amounts are required.

Customers generally pay for memberships upfront on a monthly basis and pay for day-use passes at the point of sale. As payments are received at or near the time the related services are provided, the Company's contracts do not contain a significant financing component.

1. Summary of Significant Accounting Policies (Continued)

g. Revenue Recognition (Continued)

Allocate the Transaction Price to the Performance Obligations in the Contract

The Company's contracts do not contain multiple performance obligations. Monthly memberships provide a single stand-ready obligation to provide access to the Company's facilities and services over the membership period, and day-use passes provide a single obligation satisfied at the time of use. As such, the full transaction price for each contract is allocated to its single performance obligation, and no allocation procedures or estimates of standalone selling prices are required

Recognize Revenue when or as the Company Satisfies a Performance Obligation

Revenue from day-use passes is recognized at a point in time when the customer uses the pass and the related services are provided. Revenue from monthly memberships is recognized over time on a straight-line basis over the monthly membership period, as the Company provides continuous access to its facilities and services throughout that period. These contract terms do not include milestones, delivery obligations, or other features that would alter the timing of revenue recognition

h. Income Taxes

The Company recognizes the tax benefit from an uncertain tax position only if it is "more likely than not" that the tax position would be sustained on examination by the taxing authorities, based upon the technical merits of the position. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon examination. Interest and penalties related to unrecognized tax benefits are classified as income tax expense.

i. Subsequent Events

The Company's management evaluated events that occurred after December 31, 2025 through March 12, 2026, the date when the financial statements were available to be issued.

2. Equity

As of December 31, 2025, the Company's authorized capital consists of 700,000 shares of Class A Common Stock, 290,000 shares of Preferred Stock, and 10,000 shares of Class B Common Stock, each with a par value of $0.0001 per share.

During the year ended December 31, 2025, the Company issued 700,000 shares of Class A Common Stock to its founders for cash consideration of $70.

No shares of Preferred Stock or Class B Common Stock have been issued or are outstanding as of December 31, 2025.

Accordingly, as of December 31, 2025, the Company has 700,000 shares of Class A Common Stock issued and outstanding and no other classes of stock issued or outstanding.

The Company has not declared or paid any dividends since inception.

3. Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were available to be issued and determined that no events or transactions occurred during this period that would require recognition or disclosure in the financial statements.